Exhibit 99.1

MEDIA RELEASE

SMART Receives NASDAQ Notification Regarding Minimum Bid Requirements

CALGARY, Alberta – July 21, 2015 – SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA), (the “Company”) announced today that it has received written notification (the “Notification Letter”) from The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on The Nasdaq Global Select Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s common stock for the 30 consecutive business days from June 3, 2015 to July 15, 2015, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Global Select Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until January 12, 2016, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s common stock must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by January 12, 2016, the Company may be eligible for additional time to regain compliance.

The Company intends to monitor the closing bid price of its common stock between now and January 12, 2016 and intends to cure the deficiency within the prescribed grace period. During this time, the Company's common stock will continue to be listed and trade on the Nasdaq Global Select Market.

The Company's business operations are not affected by the receipt of the Notification Letter.

The Company is also listed on the TSX and the Notification Letter does not affect the Company’s compliance status with such listing.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in collaboration solutions that are redefining the way the world works and learns. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit smarttech.com.

Reader’s Advisory

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

SMT – F

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For more information, please contact:

Investor contact Jody Kehler Investor Relations Manager SMART Technologies Inc. + 1.403.407.5486 JodyKehler@smarttech.com	Media contact Robin Raulf-Sager Director, Corporate Communications SMART Technologies Inc. +1.403.407.4225 RobinRaulf-Sager@smarttech.com

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